

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2021

Edmundo Gonzalez
Chief Executive Officer
Marpai, Inc.
5701 East Hillsborough Avenue, Suite 1417
Tampa, FL 33610-5428

>   **Re: Marpai, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed July 20, 2021**
>   **File No. 333-258029**

Dear Mr. Gonzalez:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed July 20, 2021

Business Overview, page 75

1.   We note your response to prior comment 5 and reissue in part. We note that you still have unqualified claims regarding what your service or technology offers. Please revise your disclosure on page 74 where you state TopCare® leads "to better quality and typically lower overall cost of a medical episode."

Security Ownership of Certain Beneficial Owners and Management, page 114

2.   Please disclose the natural person(s) with voting or investment power over the shares owned by Midwood 43 Trust.

Exhibits

3. With reference to your revised disclosure in response to prior comment 15, please file your May Support Letter with HillCour.

General

4. We refer to the graphics included directly before your table of contents. Please refer to Compliance Disclosure Interpretations, Securities Act Forms, Q. 101.02 and revise the presentation so it is a balanced presentation of the business. Without limitation, we note numerous performance claims and other text that highlights only the most favorable aspects of the business. In terms of your references to "AI", please consider prior comments 4 and 6.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Franklin Wyman at (202) 551-3660 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at (202) 551-8342 or Joe McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Angela Dowd, Esq.